SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

                            Quarterly Information

                            Embratel Participações S.A.

                            September 30, 2006
                            with Report of Independent Auditor;
                            on Limited Review of Quarterly Information

EMBRATEL PARTICIPAÇÕES S.A.

REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW OF QUARTERLY INFORMATION - ITR

September 30, 2006

REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW OF QUARTERLY INFORMATION - ITR

To the Board of Directors and Shareholders
Embratel Participações S.A.

We have carried out a limited review of the Quarterly Information (ITR) of Embratel Participações S.A. for the quarter ended September 30, 2006, including the balance sheet, the statement of operations, comments on the Company’s performance and other significant information, on the parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of and holding discussions with officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the Quarterly Information and (b) reviewing relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

Based on our limited review, we are not aware of any material modification that should be made to the Quarterly Information referred above for it to be in accordance with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, in accordance with specific regulations established by the Brazilian Securities Commission –CVM.

Rio de Janeiro, October 27, 2006
ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

João Ricardo Pereira da Costa Accountant CRC-1RJ 066.748/O - 3	Fernando Alberto S. de Magalhães Accountant CRC-1SP 133.169/O -0-S - RJ

A free translation from Portuguese into English of financial statements expressed in Brazilian currency prepared in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
September 30 and June 30, 2006
(In thousands of reais)

		Unaudited
		Company		Consolidated

		September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
	Notes

Assets
Current assets:		12,254	11,560	3,232,995	3,067,464

Cash and cash equivalents	11	2,718	4,028	686,084	596,205
Accounts receivable	12	-	-	1,710,435	1,759,498
Deferred and recoverable taxes	13	9,457	7,514	561,654	470,896
Prepaid expenses		-	-	85,532	69,226
Other		79	18	189,290	171,639

Noncurrent assets:		28,041	27,588	1,364,433	1,294,845

Deferred and recoverable taxes	13	-	-	1,130,073	1,056,422
Deposits in court		28,041	27,588	197,191	187,434
Other		-	-	37,169	50,989

Permanent assets:		7,425,728	7,745,219	8,810,217	8,674,528

Investments	14	7,425,728	7,745,219	1,213,258	1,239,727
Property, plant and equipment	15	-	-	7,480,261	7,311,104
Deferred assets	16	-	-	116,698	123,697

Total assets		7,466,023	7,784,367	13,407,645	13,036,837

		Unaudited

		Company		Consolidated

		September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
	Notes

Liabilities
Current liabilities:		164,110	158,551	3,594,500	3,109,403

Loans and financing	19	-	-	722,656	583,722
Accounts payable and accrued expenses	17	409	401	934,334	940,224
Taxes and contributions	18	336	39	663,433	576,130
Dividends		5,479	5,518	5,479	5,518
Personnel, charges and social benefits		6	-	91,339	84,669
Employee’s profit sharing		-	-	51,489	34,311
Provision for contingencies	21	2,255	2,255	928,221	657,436
Actuarial liability – Telos	22	-	-	32,345	43,835
Related parties	24	155,619	150,335	-	-
Other		6	3	165,204	183,558

Noncurrent liabilities:		915	915	2,073,397	1,874,560

Loans and financing	19	-	-	1,564,609	1,373,085
Actuarial liability – Telos	22	-	-	406,143	400,746
Taxes and contributions	18	-	-	77,560	70,160
Sundry credits and other liabilities		915	915	25,085	30,569

Deferred income		-	-	203,012	194,406

Minority interests		-	-	235,731	233,560

Shareholders' equity and
advances for future capital increase		7,300,998	7,624,901	7,301,005	7,624,908

Shareholders' equity	23	7,300,998	7,624,901	7,300,998	7,624,901

Capital stock paid-in		5,074,941	5,074,941	5,074,941	5,074,941
Revenue reserves		2,302,235	2,302,235	2,302,235	2,302,235
Treasury shares		(10,731)	(11,538)	(10,731)	(11,538)
Retained earnings (accumulated losses)		(65,447)	259,263	(65,447)	259,263

Advances for future capital increase		-	-	7	7

Total liabilities and shareholders' equity		7,466,023	7,784,367	13,407,645	13,036,837

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS
For the nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except for net income (loss) per thousand outstanding shares)

		Unaudited

		Company		Consolidated

		September 30

	Notes	2006	2005	2006	2005

Gross operating revenues
Telecommunications services and equipment sales		-	-	8,304,475	7,496,781
Gross revenue deductions		-	-	(2,166,071)	(1,868,473)

Net operating revenues	5	-	-	6,138,404	5,628,308
Cost of services and goods sold	6	-	-	(3,978,781)	(3,711,575)

Gross profit		-	-	2,159,623	1,916,733

Operating income (expenses)		(81,342)	182,410	(2,040,983)	(1,381,321)

Selling expenses	7	-	-	(811,712)	(775,007)
General and administrative expenses	8	(4,071)	(3,998)	(873,983)	(581,282)
Other operating income (expenses), net		12,417	10	(306,967)	(25,032)
Equity pick-up and goodwill amortization		(89,688)	186,398	(48,321)	-

operating income (expense) before financial
income (expense)		(81,342)	182,410	118,640	535,412
Financial income (expense)	9	5,480	10,777	(126,319)	(137,727)

Operating income (loss)		(75,862)	193,187	(7,679)	397,685
Other non-operating income, net		13,343	-	13,358	11,813

Income (loss) before taxes and minority interests		(62,519)	193,187	5,679	409,498
Income tax and social contribution	10.1	(2,170)	(1,894)	(36,084)	(186,250)
Minority interests		-	-	(34,284)	(32,129)

Net income (loss) for the period		(64,689)	191,293	(64,689)	191,119

Number of outstanding shares (in thousands)		987,809,454	757,097,448

Net income (loss) per thousand outstanding
shares – in reais		(0.07)	0.25

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 – General Telecommunications Law and based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. Since July 23, 2004 the Company is controlled by Teléfonos do México S.A de C.V. (Telmex), company established in accordance with Mexican Laws, through an indirect voting equity interest of 97.33% .

The Company through its subsidiaries and associated companies renders transmission services of voice, text, data, images and other services domestically and internationally, as well as satellite services. These businesses are regulated by Agência Nacional de Telecomunicações (“Anatel”).

The terms of telecommunication services concession (domestic and international long distance), granted to the subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) by Federal Government and renewed for a period of 20 years starting on January 1, 2006, are at cost to the Company. This cost relates to the bi-annual payment of 2% of revenues from switched fixed telephone service, net of taxes and social contributions, of the year predecessor to the payment. In the same way, the license for exploration of the Brazilian satellites service granted to the subsidiary Star One S.A. (“Star One”) was renewed on December 31, 2005 until December 31, 2020, at cost, and it can be renewed for more 15 years.

2. Presentation of The Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, which includes the dispositions of the Corporation Law, regulations applicable to telecommunications concessionaires and accounting rules and procedures established by the Brazilian Securities and Exchange Commission (CVM –Comissão de Valores Mobiliários) and pronouncements of the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON).

Certain reclassifications were performed in the financial statements for the nine-month period ended September 30, 2005 to make them consistent with the presentation of the current period.

3. Principal Accounting Practices

The financial statements were prepared using accounting practices and principles consistent with those of the financial statements as of December 31, 2005, published on March 23, 2006.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and noncurrent assets and liabilities balances. The amount of shareholders’ minority interest in the results and shareholders’ equity of the subsidiaries has been presented separately in the financial statements.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

	%

	September 30, 2006	September 30, 2005

Embratel	99.0	99.0
Star One	80.0	80.0
BrasilCenter Comunicações Ltda. – “BrasilCenter”	100.0	100.0
Click 21 Comércio de Publicidade Ltda. – “Click 21”	100.0	100.0
Vésper S.A. – “VSA” (1)	100.0	-
Vésper São Paulo S.A. – “VSP” (1)	100.0	-
Telmex do Brasil Ltda. – “TdB” (2)	100.0	-
PrimeSys Soluções Empresariais S.A. – “PMS” (3)	100.0	-
Embratel Americas, Inc. (4)	100.0	100.0
Embratel Internacional S.A. (4)	100.0	100.0
Embratel Uruguay S.A. (4)	100.0	100.0
Palau Telecomunicações Ltda. (4)	100.0	100.0
Ponape Telecomunicações Ltda. – “Ponape” (4)	100.0	100.0
CT Torres Ltda. – “CT Torres” (1)	-	100.0
Avantis Investments, Inc. (5)	-	100.0
Gollum Investments, Inc. (6)	-	100.0
Embratel Chile S.A. (7)	-	100.0
Vésper Holding S.A. (1)	-	100.0
Vésper Holding São Paulo S.A. (1)	-	100.0

(1)	On October 28, 2005, Vésper Holding São Paulo S.A. and Vésper Holding S.A. were merged by their subsidiaries, VSP and VSA, respectively. At this same date, the subsidiary CT Torres was spun off and its parts merged again into subsidiaries VSA and VSP.

(2)	On October 24, 2005, Embrapar has concluded the acquisition of all of the capital stock of TdB held by Telmex. The operation was implemented through the merger of the company Atlantis Holding do Brasil Ltda. (“Atlantis”), the company that holds the total share representing the capital of TdB..

(3)	On November 25, 2005 the subsidiary Embratel has concluded the transaction of the purchase of shares that represent 100% of the capital of PMS from the company Portugal Telecom S.A., with the payment of R$250,976.

(4)	The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.

(5)	The liquidation/dissolution of this subsidiary occurred on December 29, 2005.

(6)	The liquidation/dissolution of this subsidiary occurred on December 31, 2005.

(7)	The liquidation/dissolution of this subsidiary occurred in the 1st quarter of 2006.

5. Net Operating Revenues

	Consolidated

	September 30,

	2006	2005

Voice Services
Domestic long distance	3,150,664	3,097,706
International long distance	388,300	504,938

	3,538,964	3,602,644
Data services
Corporate and other customers	1,500,255	1,171,505
Other telecommunications companies	194,563	160,450

	1,694,818	1,331,955

Local services	673,915	482,013

Other services (1)	230,707	211,696

Total	6,138,404	5,628,308

(1)	Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

6. Cost of Services and Goods Sold

	Consolidated

	September 30,

	2006	2005

Interconnection/facilities (1)	(2,499,049)	(2,503,555)
Depreciation and amortization	(682,061)	(680,132)
Personnel	(213,282)	(185,713)
Third-party services (2)	(284,313)	(190,143)
Other (3)	(300,076)	(152,032)

Total	(3,978,781)	(3,711,575)

(1)	Expenses related to contractual remuneration for the use of private circuit refer to cost charges by fixed and mobile telephone companies with which the company has interconnection, according to the interconnection regime under Resolution No. 33 effective since April 1, 1998 and Resolution No. 438 effective since July 10, 2006, both issued by ANATEL, and expenses related to facilities refer to costs incurred for use of private circuit of telecommunication companies to provide services to end costumers.

(2)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

(3)	Refers mainly to taxes and expenses with leases and rentals.

7. Selling Expenses

	Consolidated

	September 30,

	2006	2005

Doubtful accounts (1)	(301,126)	(311,031)
Personnel	(207,088)	(197,748)
Third-party services (2)	(297,546)	(260,551)
Depreciation and amortization	(320)	(2,308)
Other	(5,632)	(3,369)

Total	(811,712)	(775,007)

(1)	Comprise also other losses related to accounts receivable.

(2)	Refers, substantially, to marketing and advertising, advisory and consulting expenses.

8. General and Administrative Expenses

	Company		Consolidated

	September 30,

	2006	2005	2006	2005

Third-party services (1)	(3,208)	(3,268)	(242,441)	(257,562)
Personnel	(605)	(489)	(112,453)	(93,994)
Depreciation and amortization	-	-	(151,683)	(122,010)
Employees’ profit sharing	-	-	(48,903)	(32,389)
Taxes (2)	(257)	(238)	(284,338)	(26,183)
Other	(1)	(3)	(34,165)	(49,144)

Total	(4,071)	(3,998)	(873,983)	(581,282)

(1)	Refer to maintenance, conservation and cleaning expenses, as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

(2)	In 2006, comprises also expenses recognized in connection with Agreement ICMS No. 72 (Note 21.2.a).

9. Financial Income (Expenses)

	Company		Consolidated

	September 30,

	2006	2005	2006	2005

Financial income
Interest on temporary investments/interest	14,134	15,534	118,174	188,672
Monetary variation – asset accounts	-	-	570	(17,450)
Exchange variation – asset accounts	-	4	(2,341)	(36,557)

Subtotal	14,134	15,538	116,403	134,665

Financial expenses
Financial charges	(8,654)	(4,761)	(167,031)	(292,551)
Monetary variations – liability accounts	-	-	(52,584)	(14,312)
Exchange variations – liability accounts	-	-	(23,107)	34,471

Subtotal	(8,654)	(4,761)	(242,722)	(272,392)

Total	5,480	10,777	(126,319)	(137,727)

In the nine-month period ended September 30, 2006, U.S. dollar devalued by 7.11% in relation to the Brazilian real (16.28% devaluation for the same period in 2005), and the Company recorded an exchange variation expense on liability accounts of R$23,107 in the period (exchange variation revenue of R$34,471 in the same period of 2005), net of results from hedge contracts recorded in the nine-month period (expenses of R$97,423 and R$249,464 in the nine-month periods ended September 30, 2006 and 2005, respectively).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

10. Income Tax and Social Contribution

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. By this calculation methodology, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criterion exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared as provided for in current tax and commercial legislation. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax – Estimate and Social Contribution – Estimate and are presented as a deduction from the respective taxes payable in the financial statements (Note 18).

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

Tax loss carryforward and negative basis of social contribution of the main subsidiaries, which can be offset according to Law No. 9,065/95, limited to 30% of taxable income generated in each fiscal year, are as follows:

	Consolidated

	September 30, 2006		June 30, 2006

		Negative basis of		Negative basis
	Tax loss	social	Tax loss	of social
Subsidiary	carryforward	contribution	carryforward	contribution

Embratel	1,302,541	1,184,296	1,045,963	925,623
VSA and VSP (1)	4,152,150	4,157,156	4,095,917	4,100,905
TdB (1)	573,937	582,727	573,937	582,727
PMS (1)	191,942	191,942	191,951	191,951

Total	6,220,570	6,116,121	5,907,768	5,801,206

(1)	Due to the fact that these companies did not present taxable income or uncertainties regarding to its realization, the respective tax credits have not been ecognized.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

10.1. Income tax and social contribution income (expenses)

Income tax and social contribution income (expenses) include the current expense for the year, computed for the nine-month period ended September 30, 2006 and in accordance with current tax legislation, and deferred income (expense) calculated on the temporary differences arisen or realized in the nine-month period ended September 30, 2006, or tax losses carryforward and negative basis of social contribution. The consolidated deferred income tax and social contribution income, recorded in the nine-month period ended September 30, 2006, totaled R$57,953 (expense of R$105,084 in the same period in 2005), resulting from the calculation of these taxes on the allowance for doubtful accounts, tax loss carryforward, negative basis of social contribution, taxes and other temporary nondeductible expenses as well as other temporary non-taxable income (Notes 13 and 18).

Breakdown of income tax and social contribution income (expense):

	Company		Consolidated

	September 30,

	2006	2005	2006	2005

Current
Social contribution	(84)	(506)	(24,930)	(20,964)
Income tax	(214)	(1,388)	(69,107)	(60,202)

Total current	(298)	(1,894)	(94,037)	(81,166)

Deferred
Social contribution	(496)	-	15,486	(27,548)
Income tax	(1,376)	-	42,467	(77,536)

Total deferred	(1,872)	-	57,953	(105,084)

Total	(2,170)	(1,894)	(36,084)	(186,250)

Current income tax and social contribution expense reported in the consolidated statements of operations are mainly from the subsidiary Star One.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

10.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	September 30,

	2006	2005	2006	2005

Income (loss) before taxes and minority interests	(62,519)	193,187	5,679	409,498

Income tax income (expenses) at nominal rate – 25%	15,630	(48,297)	(1,420)	(102,375)
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	-	(4,958)
Unrecorded tax credits owed to CVM Instruction 371 (1)	-	-	(4,648)	(19,320)
Equity pickup, provision for losses on subsidiaries’
investments and goodwill amortization	(22,422)	46,599	(12,080)	-
Other permanent additions (exclusions) (2)	5,202	310	(8,492)	(11,085)

IRPJ expenses in the statement of operations	(1,590)	(1,388)	(26,640)	(137,738)

Social contribution income (expenses) at nominal rate – 9%	5,627	(17,387)	(511)	(36,855)
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	-	(1,785)
Unrecorded tax credits owed to CVM Instruction 371 (1)	-	-	(1,673)	(6,955)
Equity pickup, provision for losses on subsidiaries’
investments and goodwill amortization	(8,072)	16,776	(4,349)	-
Other permanent additions (exclusions) (2)	1,865	105	(2,911)	(2,917)

CSLL expenses in the statement of operations	(580)	(506)	(9,444)	(48,512)

Income tax and social contribution	(2,170)	(1,894)	(36,084)	(186,250)

(1)	It mainly refers to the losses incurred by subsidiaries VSP and VSA, on which no tax credits were established due to the uncertainties involved in the realization of them.

(2)	Permanent additions (exclusions) in the consolidated statements correspond to losses on credit receivable by Embratel, which do not fulfill the deduction rules established in applicable tax law.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

11. Cash and Cash Equivalents

	Company		Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006

Cash and bank deposits	432	3,597	111,037	83,521
Foreign short-term investments	-	-	21,278	4,359
Financial investment fund
Public securities (LFT and LTN)	2,281	384	548,555	448,919
Bank Certificates of Deposit (CDB)	5	47	5,214	59,406

Total	2,718	4,028	686,084	596,205

A substantial part of the capital investments of the Company is represented by investments in exclusive investment fund quotas (“FIC”).

This FIC is composed of exclusive investment funds (“FIs”), short-term open-end funds (“Referenciado DI”), and was formed for applications made by the Company and related companies or those authorized to participate. It was built under the open condominium form without time limit, and has daily liquidity. The fund portfolio management is done by external managers that follow the investment policy established by the Company.

Government securities, Bank Certificates of Deposit (“CDB”) issued by leading banks and derivatives, which are used exclusively for portfolio hedge, are registered, as the case may be, with the “Sistema Especial de Liquidação e de Custódia” – SELIC, in the “Câmara de Custódia e Liquidação” – CETIP, or in the “Bolsa de Mercadorias & Futuros” – BM&F.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

12. Accounts Receivable

	Consolidated

	September 30,	June 30,
	2006	2006

Voice services	1,803,891	1,995,240
Data	559,062	431,628
Telecommunications companies	113,013	106,567
Foreign administrators	153,696	202,938
Other	122,289	126,284

Subtotal	2,751,951	2,862,657
Allowance for doubtful accounts	(1,041,516)	(1,103,159)

Total	1,710,435	1,759,498

The Company monitors its past due accounts receivable, being the balance of the allowance for doubtful accounts mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. For receivables from cobilling by telephone operating companies, default risk is covered by provision considering amounts passed on in relation to amounts sent by each operating company.

Changes in the allowance for doubtful accounts were as follow:

Consolidated

Balance at June 30, 2006	1,103,159

Expenses with doubtful accounts	76,168
Reduction related to other accounts (1)	(79,118)
Reversal of allowance for doubtful accounts (2)	(58,693)

Balance at September 30, 2006	1,041,516

(1)	Reduction resulting from the matching of accounts with fixed and mobile telephone companies, after the formalization of dispute settlement agreements between the parties.

(2)	Reduction due to write-off of invoices related basically to voice services, after all collection procedures have been used.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

13. Deferred and Recoverable Taxes

	Company		Consolidated

	September	June 30,	September	June 30,
	30, 2006	2006	30, 2006	2006

Deferred income tax and social contribution assets (a)
Provision for write-off of property, plant and
equipment/accelerated depreciation	-	-	30,480	30,852
Tax losses carryforward	-	-	325,635	261,491
Negative basis of social contribution	-	-	106,587	83,306
Allowance for doubtful accounts	-	-	338,364	359,575
COFINS/PIS – temporarily non-deductible	-	-	860	860
Provision for contingencies	-	-	286,003	198,649
Other deferred taxes (provisions)	-	-	186,615	175,149

Subtotal	-	-	1,274,544	1,109,882

Recoverable taxes
Withholding income tax (IRPJ) and social
contribution (CSLL)	4,312	4,229	73,995	75,620
Recoverable income tax (IRPJ) and social
contribution (CSLL)	4,125	2,286	11,717	9,872
Value-added goods and services tax (ICMS)	-	-	268,415	254,226
Income tax on net income – ILL	-	-	7,849	7,758
Other (b)	1,020	999	55,207	69,960

Total	9,457	7,514	1,691,727	1,527,318

Current	9,457	7,514	561,654	470,896

Noncurrent	-	-	1,130,073	1,056,422

a) Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization, according to CVM Instruction No. 371/02, which established the basic conditions to record and maintain deferred tax assets arisen from temporary differences, tax loss carryforward and negative basis of social contribution.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

Technical studies, which support the maintenance of recorded amounts, developed by the Company and approved by its Fiscal Counsel by the closing of the year ended December 31, 2005, show full recovery of amounts recorded by subsidiaries within the term established in said Instruction. Such studies correspond to Management’s best estimates regarding the subsidiaries’ projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, mainly considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections. In 2006 there was no indication that such studies should be significantly reviewed.

The table below shows the schedule for realization of the deferred tax assets recorded by the subsidiary Embratel:

Year/period

From October to December 2006	255,490
2007	137,955
2008	205,350
2009	212,628
2010	145,711
2011	115,226
2012	115,362
2013 to 2015	78,780

Total	1,266,502

b) Other

In consolidated, composed mainly of PIS and COFINS tax credits determined in accordance with Laws 10,637/02 and 10,833/03, as well as taxes withheld by federal agencies.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

14. Investments

In the Company, the roll forward of the investments for the quarter ended September 30, 2006, is shown below:

	Balance as of 06.30.2006			Roll forward		Balance as of 09.30.2006

	Investments	Goodwill (2)	Negative Goodwill	Equity pick-up	Amortization of goodwill (2)	Investments	Goodwill (2)	Negative Goodwill

Embratel (1)	6,732,735	-	(7,260)	(299,859)	-	6,432,876	-	(7,260)
Net Serviços de Comunicação S.A. ("Net")	87,143	360,368	-	4,595	(10,297)	91,738	350,071	-
GB Empreendimentos e Participações S.A. ("GB")	288,582	159,861	(11,598)	(2,685)	(4,567)	285,897	155,294	(11,598)
TdB	203,320	-	-	(6,678)	-	196,642	-	-
Ponape	10	-	-	-	-	10	-	-
VSA and VSP (1)	-	-	(18,655)	-	-	-	-	(18,655)
Other (3)	-	-	(49,287)	-	-	-	-	(49,287)

	7,311,790	520,229	(86,800)	(304,627)	(14,864)	7,007,163	505,365	(86,800)

(1)	Since negative goodwill has no economic basis, it will be amortized only by the write-off or disposal of the investment.

(2)
Supported by economic studies and based on expectation of future profitability of the acquired operations. Goodwill amortization is recorded based on the term of the future profit forecasts (10 years), yearly revised.

(3)	Refer to negative goodwill determined on the merger of Latam do Brasil Participações S.A. (“Latam”).

At September 30, 2006, the information related to the main investments in direct subsidiaries and associated companies are shown below:

	Net income		Number of Shares/quotas
Subsidiaries/	(loss)		(thousand share lot)			% of interest

associated	for the	Shareholders’
companies	quarter	equity	Common	Preferred	Total	Voting capital

Embratel	(302,922)	5,030,854	5,679,815	-	99.0	99.0
TdB (1)	(6,678)	196,643	186,721	-	100.0	100.0
NET (1)	24,603	674,782	592,757	179,505	19.2	36.2
GB (1)	(3,234)	344,454	278,766	557,532	83.0	49.0

(1)	The initial acquisition operation was implemented through the merge of Atlantis and Latam, which held interest in TDB and NET/GB, respectively.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

On May 18, 2006, the subsidiary Embratel acquired from Globo Comunicação e Participações S.A. (“Globo”), and its subsidiary Globosat Programadora Ltda. (“Globosat”): (i) 200,000,000 preferred shares issued by NET and held by Globosat, representing 8.54% of the total of this type of shares and 5.06% of the total capital of NET; and (ii) rights credited by NET to Globo (as successor of Roma Participações S.A.), as per CVM instruction No. 319/99 and respective amendments, and tax and corporate legislation applicable, in connection with the special goodwill reserve recorded by NET and the tax loss related to this goodwill, amortized or used, as the case may be, in 2005, convertible into 26,575,961 new common shares and 38,572,409 preferred shares issued by NET, corresponding to 1.65% of total common shares, 1.65% of total preferred shares and 1.65% of the total capital of NET, according to the capital increase approved at NET’s Executive Board Meeting held on this date, which would be subscribed for by subsidiary Embratel, subject to the exercise of subscription rights to issued shares by the other NET’s shareholders. Globo and its subsidiaries, NET shareholders, did not exercise their stock subscription rights to said capital increase. The common shares resulting from credit capitalization will be subject to NET’s shareholders’ agreement of March 21, 2005 signed by Globo, Distel Holding S.A, GB, the subsidiary Embratel and the Company.

With the operation carried out by the subsidiary Embratel, Embrapar became the holder, directly and indirectly, of 1,727,887,827 common and preferred shares, representing 42.98% of total capital. Such investment has not changed NET’s share control.

In relation to NET investment, the Company is a minority shareholder with special powers, and is not part of the group which controls NET. As can be observed from the analysis of NET’s shareholders’ agreement, the Company does not have the positive control of company’s operations, or veto rights, having only the necessary approval rights on certain operations of extraordinary nature or involving related parties.

The market value of NET shares, in accordance with the last average quotation of shares negotiated on Bolsa de Valores de São Paulo – BOVESPA, corresponds to R$19.54 per thousand share lot on September 30, 2006. The other investees do not have shares negotiated on BOVESPA.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

The consolidated investments are as follows:

	September 30,	June 30,
	2006	2006

Equity method investments
NET	122,827	116,674
GB	285,897	288,582
Investments goodwill
NET	613,954	638,313
GB	155,274	159,861
PMS	34,848	35,799
CT Torres	404	444
Other	54	54

	1,213,258	1,239,727

15. Property, Plant and Equipment

		Consolidated

	Annual	September 30, 2006			June 30, 2006

	depreciation/		Accrued
	amortization rates		depreciation/	Net book	Net book
	(%)	Cost	amortization	value	value

Switching equipment	10	3,537,054	(1,711,080)	1,825,974	1,823,717
Transmission equipment	5 to 20	10,528,931	(7,072,182)	3,456,749	3,458,016
Buildings and ducts	4	1,532,705	(835,273)	697,432	673,409
Land	-	192,584	-	192,584	196,202
Other assets
Sundry equipment (1)	10 and 20	868,379	(720,902)	147,477	138,890
Intangibles (2)	4 to 20	1,617,606	(1,192,061)	425,545	436,700
Telecommunications infrastructure	4, 5 and 10	967,404	(757,731)	209,673	250,565
Impairment of assets	-	(1,344,167)	574,142	(770,025)	(816,686)
Construction in progress	-	1,294,852	-	1,294,852	1,150,291

Satellites		672,922	-	672,922	622,872
Data and internet services		121,469	-	121,469	119,758
Access, local infrastructure and
services		67,348	-	67,348	49,734
Commutation		109,636	-	109,636	62,867
Network infrastructure		100,598	-	100,598	62,991
Information technology		80,209	-	80,209	91,382
Other		142,670	-	142,670	140,687

Total		19,195,348	(11,715,087)	7,480,261	7,311,104

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services provides for the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law provides for that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority. Such statute is regulated in Anatel Resolution No. 447 of October 19, 2006, which approves the regulation and control of reversible assets.

b) Assets pledged as a guarantee

As of September 30, 2006, the Company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$953,551 (R$962,493 at June 30, 2006).

16. Deferred Assets

	Consolidated

	September 30, 2006			June 30, 2006

		Accrued
		depreciation/
	Cost	amortization	Net book value	Net book value

Pre-operating expenses	5,926	(5,109)	817	847
Goodwill (1)	177,395	(61,514)	115,881	122,850

Total	183,321	(66,623)	116,698	123,697

(1)
Goodwill amounts are being amortized based on future profits forecasts, and refer to the goodwill paid by the former parent companies of CT Torres and PMS on their acquisition, which were later capitalized by them. Based on an economic assessment report, the goodwill capitalized on subsidiary CT Torres is being amortized in 6 years.In October, 2005 with the merger of CT Torres by VSP and VSA, this goodwill was transferred to these companies. The goodwill capitalized on subsidiary PMS is being amortized in 8 years, beginning January 2003.

17. Accounts Payable and Accrued Expenses

	Consolidated

	September 30,	June 30,
	2006	2006

Suppliers	808,975	778,078
Foreign administrators	71,875	111,138
Consignments for third parties	52,981	50,494
Other	503	514

Total	934,334	940,224

18. Taxes and Contributions

	Company		Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006

Indirect taxes
ICMS (value-added tax) (1)	-	-	426,180	364,358
PIS/COFINS (social/finance contributions)	-	-	48,483	43,673
FUST – judicial deposit in court (Note 21.2.g)	-	-	34,123	26,814
FUST	-	-	4,315	3,252
FUNTTEL	-	-	14,865	10,692
Renewal fee of concession – Anatel (Note 1)	-	-	33,295	44,326
ISS (municipal service tax)	-	-	3,067	17,951
IRPJ / CSLL	297	-	4,432	7,631
PIS – judicial deposit in court (2)	-	-	928	928
Other	39	39	18,168	14,917

Deferred tax liabilities
IRPJ and CSLL Law No. 8,200/91 – supplementary
monetary restatement	-	-	34,141	34,424
IRPJ and CSLL – international traffic	-	-	118,996	77,324

Total	336	39	740,993	646,290

Current	336	39	663,433	576,130

Non-current	-	-	77,560	70,160

(1)	Increase mainly due to adjustments to the ICMS calculation basis after the establishment of ICMS Agreement 72/06 (Note 21.2).

(2)
In 1999, the Companies questioned the change introduced by Law No. 9,718/98, which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite questioning it, the Companies continued to record the total amount of the tax liability and made a court deposit during the period from August 1999 to April 2001.As from May, 2001, and based on case law, the companies decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002, the Provisional Measure (PM) No. 66 was published, which allowed the settlement of the tax obligations that were being discussed in court without fine. The subsidiary Embratel has decided then, based on referred PM and on petition presented in court to settle the debt, to present the provisions for taxes and contributions, in the amount of R$173,122, net of its deposits in court in same amount. During the first quarter of 2006, Embrapar obtained a final and unappealable judicial decision whereby the court considered that changes in PIS and COFINS calculation introduced by law No. 9,718/98 were unconstitutional. Thus, on March 31, 2006 the total amount of R$12,516 recorded for eventual losses on this case was reverted (other operating income (expenses), net), the yield calculated based on the Selic rate over the related deposits in court amounting to R$12,319 was recognized as financial income (expenses), net, and the amount of R$978 related to the contributions paid incorrectly during the period from February 1999 to December 2003 was recorded as tax credit (Note 13).

19. Loans and Financing

	Consolidated

	September 30, 2006			June 30, 2006

	Short-term	Long-term	Total	Short-term	Long-term	Total

Local currency
Finame	6,378	3,271	9,649	7,588	4,119	11,707
ICMS financing	1,279	29,259	30,538	217	30,321	30,538
Leasing	1,036	83	1,119	1,586	147	1,733

Subtotal	8,693	32,613	41,306	9,391	34,587	43,978

Foreign currency
Bank loans	614,167	750,434	1,364,601	511,103	551,155	1,062,258
Foreign debt securities - “Notes”	14,669	388,639	403,308	2,086	386,869	388,955
Star One C-1 and Star One C-
2 satellite financing	24,251	368,185	392,436	28,991	352,069	381,060
Swap and currency forward (1)
	60,876	24,738	85,614	32,151	48,405	80,556

Subtotal	713,963	1,531,996	2,245,959	574,331	1,338,498	1,912,829

Total	722,656	1,564,609	2,287,265	583,722	1,373,085	1,956,807

(1)
The subsidiary Embratel has derivatives (Swap and Forward) related to the debt and others due to the protection of future cash flows, in face of the market opportunity. In the table above, the accounting accrual of the derivatives related to the debt is shown. The summary of all operations is described in Note 20.c.

As described in Note 20, the Company entered into swap agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On September 30, 2006, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	565,539	78.3	75.38% CDI
Unhedged debt	157,117	21.7	US$ + 6.25%

Short-term	722,656	100.0

Hedged debt or in local currency	282,038	18.0	70.62% CDI
Unhedged debt	1,282,571	82.0	US$ + 7.50%

Long-term	1,564,609	100.00

Hedged debt or in local currency	847,577	37.1	73.80% CDI
Unhedged debt	1,439,688	62.9	US$ + 7.36%

Total debt	2,287,265	100.00

a) Repayment schedule

A breakdown of long term amortization of the principal as of September 30, 2006 and the corresponding maturity dates are shown below:

Consolidated

2007	95,054
2008	649,576
2009	223,537
2010 to 2013	596,442

Total	1,564,609

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	September 30,	June 30,
	2006	2006

US Dollar	95.3	94.0
Euro	2.9	3.7
TJLP – Long-term Interest Rate	0.4	0.6
Real	1.4	1.7

Total	100.0	100.0

c) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially comprised of promissory notes, which although not representing real guarantees, are legal instruments that can be executed judicially in the event of default.

d) Covenants

The subsidiaries Embratel and Star One are bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of September 30, 2006, are in compliance.

e) Foreign currency bank loan

In the third quarter of 2006, the subsidiary Embratel obtained loans in the total amount of US$150 million, of which US$34 million with maturity through 2011, six-month Libor rate + 1.5% p.a. and grace period of 3 years for principal, US$66 million with maturities through 2011, six-month Libor rate + 1.0% p.a. and grace period of 3 years for principal, and US$50 million with maturities through 2012, six-month Libor rate + 1.18% p.a. and grace period of six months for principal.

In the same period, the subsidiary Embratel paid R$37 million of the principal amounts falling due in the quarter and rolled over a debt amounting to US$75 million, postponing its maturity to March 2007, at a rate of 5.88% p.a.

20. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet by approximate market values.

a) General comments

The subsidiary Embratel carries out transactions with financial instruments designed to reduce its exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is carried out through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the parametric Value at Risk (VaR), which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used, whereby it is possible to estimate the loss in an extreme situation in the country’s macroeconomic scenario.

In such way, a system named EBTaR (Embratel at Risk), which applies this methodology, has been developed. This system also validates the VaR obtained and performs the Back-Test considering a historical one-year series.

The Company carries out all transactions with reputable banks, which reduces the risks. The Company’s Management recognizes an allowance for doubtful accounts at an amount considered sufficient to cover possible risks of realization of the accounts receivable and, therefore, management believes that the credit risk is measured and recorded in the financial statements.

c) Interest rate, currency and forward currency swaps

Subsidiaries Embratel and Star One engaged in derivatives transactions with banks to protect its loan and financing transactions in foreign currency against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreements summary

			Reference	Book	Market
	Date	Maturity	value (US$)	value (R$)	value (R$)

Exchange swap	Sundry	11/14/06 to 12/12/08	259,468	34,745	53,424
Currency forward	Sundry	11/24/06 to 12/21/07	88,324	50,869	36,869

In addition, subsidiaries Embratel and Star One engaged in derivative operations to protect new loans. These operations were made in advance to take advantage of a market opportunity.

	Agreements summary

			Reference	Book	Market
	Date	Maturity	value (US$)	value (R$)	value (R$)

Exchange swap	Sundry	10/11/06 to 12/12/08	75,023	6,583	7,492
Currency forward	Sundry	10/02/06 to 12/03/07	14,279	60,200	50,319

Losses on these operations are due to the variation in indices contracted and are recorded on an accrual basis in the consolidated “Financial Income (Expense)” (Note 9).

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at their present value, using the term structure of the interest rate and the exchange coupon prevailing in the financial market for the current date.

- Limitations – The market values are calculated at a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions may significantly impact the estimates.

The financial instruments recorded as assets and liabilities, the market values of which differ from their carrying values, are shown below:

Consolidated

	September 30, 2006		June 30, 2006

		Market		Market
	Book value	value	Book value	value

Loans and financing	2,287,265	2,055,554	1,956,807	1,753,435

21. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involves issues that are extremely complex and specific to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consistently accepted case laws.

It should also be noted that most of the issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at that time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current or potential disputes will be favorable to the Company, and for those claims in which an unfavorable outcome is considered probable, a provision has been recorded.

In accordance with CVM Resolution No. 489/05, which approved the accounting requirements and standards No. 22 issued by IBRACON (“NPC 22”), the Company discloses in explanatory notes all and any information on contingent liabilities when the possibility of loss is assessed as possible. The Company discloses and records provision for the contingent liabilities evaluated as probable and reasonably estimated.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

	September 30,	June 30,	September 30,	June 30,
Nature	2006	2006	2006	2006

Labor	70,386	69,228	91,383	105,100
Tax	697,730	420,198	1,361,883	3,189,283
Civil	160,105	168,010	275,919	258,316

Total	928,221	657,436	1,729,185	3,552,699

The changes in the consolidated probable contingencies, for the quarter ended September 30, 2006, are shown below:

	Changes

	June 30,				Monetary	September 30,

	2006	Additions	Reversals	Payments	variations (1)	2006

Labor	69,228	3,545	(90)	(2,304)	7	70,386
Tax	420,198	516,152	(225,713)	(25,409)	12,502	697,730
Civil	168,010	14,925	(10,422)	(13,102)	694	160,105

	657,436	534,622	(236,225)	(40,815)	13,203	928,221

(1) Recorded in financial income (expense).

21.1. Labor contingencies

Contingencies that involve several labor claims, primarily related to salary issues, such as equalization and differences in salaries, overtime and others.

21.2. Tax contingencies

	Consolidated

	Probable		Possible

	September 30,	June 30,	September 30,	June 30,
Claims	2006	2006	2006	2006

ICMS (a)	684,332	406,823	357,318	2,211,729
Income tax on inbound international income
(b)	-	-	351,635	351,635
INSS (Brazilian Social Security Institute) (c)	-	-	22,082	22,082
PIS (d)	508	500	160,764	160,764
COFINS (e)	1,025	1,010	243,080	243,080
CSSL (f)	-	-	76,855	76,855
FUST (g)	-	-	115,703	115,703
Others (h)	11,865	11,865	34,446	7,435

Total	697,730	420,198	1,361,883	3,189,283

a) ICMS

On August 7, 2006, the ICMS Agreement No. 72 was published in the Federal Official Gazette (DOU), authorizing the Brazilian States and the Federal District to offer a partial forgiveness, by decreasing ICMS rates, and granting monetary restatement, interest and fine amnesty on the payment of debts, accrued or not, in connection with the nonpayment of ICMS levied on communication services, whose relevant taxable events have occurred by July 31, 2006. The effective recording and use of such benefits depend on specific regulation by each Brazilian State.

The publication of this Agreement, and its implementation by the Brazilian States, even though it does not represent changes to the technical assessment of the probable likelihood of a favorable outcome, has been considered by Company management as an opportunity to significantly reduce the number of complex disputes with States in connection with uncertainties as to the levy of ICMS on several services provided by the Company since the privatization of the sector, which is not supported by consistently accepted case laws at superior courts.

With respect to those States in which the benefit has already been established and which subsidiaries Embratel and TdB have decided to adhere to, payments have been made, thus terminating ongoing administrative and legal proceedings in relevant States.

As regards States where said benefit has not been implemented or adhered to so far, the subsidiary Embratel, upon analyzing NPC 22 requirements, considered that there is a current liability in connection with future events, and that it is likely that debts covered by ICMS Agreement 72/06 will have to be settled, and that such liabilities are measurable, has set up an additional provision in the amount of R$306,694 to face respective future payments. At September 30, 2006 such provision totals R$527,946 (R$258,697 at June 30, 2006), thus reducing its exposure to possible losses.

Additionally, the subsidiary Embratel has tax contingencies for the nonpayment of ICMS related to credits supposedly improperly recorded. Total contingencies whose possibility of loss is assessed as probable, and therefore, are accrued, amount to R$121,354 at September 30, 2006 (R$131,189 at June 30, 2006). Those whose possibility of loss is assessed as possible by legal advisors reached the historical approximate amount of R$76,732 at September 30, 2006 (R$1,924,673 at June 30, 2006).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending decision. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

In March 2004, the subsidiary Star One was assessed in the Federal District at R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiaries VSA, VSP and TdB have ICMS-related assessments for which a provision was set up in the total amount of R$35,032 at September 30, 2006 (R$16,937 at June 30, 2006), in connection with said ICMS Agreement 72/06 and the supposed improper recording of tax credits. Of this amount, R$24,780 at September 30, 2006 (R$31,250 at June 30, 2006) relates to assessments for which the chances of loss have been assessed as possible by these subsidiaries’ management and its legal advisors.

b) Income tax on inbound international income

Based on its legal advisor’s opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Federal Revenue Agency (SRF) assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In June 2006, the Board of Tax Appeals decided against the Company. The subsidiary Embratel appealed and the final decision is still pending.

In June 1999, the subsidiary Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

Due to the unfavorable decision at the administrative level, a petition for a Writ of Mandamus was filed which was initially judged unfavorably to the subsidiary Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of the subsidiary Embratel’s Management and its legal counsel, the probability of loss is considered as possible.

c) INSS (National Institute of Social Security)

The subsidiary Embratel has tax assessments assessed as possible, based on the opinion of this subsidiary’s management and its legal advisors in the total historical amount of R$22,082 due to the non presentation to tax auditors of supporting documentation of payments of the mandatory social security contribution related to service providers, due to its condition as jointly responsible, as well as of severance pay to its employees, independent contractors, cooperative workers and officers during the period from 1996 to 2004.

d) PIS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the payments of PIS before 1995, which were offset according to Complementary Law No. 7/70. The probability of loss in regard to the assessment has been classified as possible by Embratel’s legal advisors.

In March 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. Management and its legal advisors of subsidiary Embratel assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of PIS payments from 1999 to 2004, in the amount of R$549 at September 30, 2006 (R$541 at June 30, 2006), of which R$508 was accrued in the financial statements at September 30, 2006 (R$500 at June 30, 2006), and the chances of loss of the remaining R$41 were assessed as possible, in the opinion of the subsidiary’s management and its legal advisors.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

e) COFINS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications services until 1999. Substantial errors were detected in the calculations of tax auditors during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, the subsidiary Embratel appealed to the Board of Tax Appeals, and therefore in July 2003, a decision was issued, requiring the claim to be returned to the appellate division level. A new decision was issued by the appellate division level confirming that the remaining amount was R$236,600 on the decision’s date (February 2004). The subsidiary Embratel appealed, but a final decision is still pending. The probability of loss in regard to the assessment has been classified as possible by this subsidiary’s legal counsel.

In March, 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,314. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of COFINS payment from 1999 to 2004, in the total amount of R$3,191 at September 30, 2006 (R$3,176 at June 30, 2006), of which R$1,025 at September 30, 2006 (R$1,010 at June 30, 2006) has been accrued in the financial statements and the chances of loss of the remaining R$2,166 were assessed as possible, in the opinion of the subsidiary’s management and its legal advisors.

f) CSSL

The subsidiary Embratel filed a petition for a writ of mandamus commanding suspension of the collection and the statement of extinguishment of CSSL tax credit, in the amount of R$76,855, related to the offset that occurred in 1999, which was not approved. In December 2005, a preliminary injunction was granted, determining suspension of the tax collection. The subsidiary Embratel’s legal advisors assess the chances of an unfavorable outcome in this case as possible.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

g) FUST

In January 2006, the subsidiaries Embratel, VSA, VSP, TdB and Primesys filed a petition for a Writ of Mandamus with a motion for a preliminary injunction, in order to challenge Anatel’s Abridgment No. 01/2005, to have assured their right to continue to pay FUST in accordance with the tax base provided for in Law No. 9,998/00 and Decision No. 29/03. Abridgment No. 01/2005 established the understanding that revenues passed on and/or received from telecommunications service providers as payment for interconnection and EILD (Industrial Exploration of Dedicated Line) should not be excluded from that tax base. Such understanding opposed Anatel’s Universal Service Department’s former orientation, which allowed the Company to exclude received interconnection and EILD amounts from the FUST tax base, totaling the historical amount of R$115,190 at September 30 and June 30, 2006. From January to April 2006, the subsidiaries deposited in court the total amounts calculated in accordance with Abridgement No. 01/2005 interpretation. Since May, 2006, the subsidiaries have been depositing in court the amount related to interconnection and EILD revenues passed on to telecommunications services providers and have been paying the remaining amount. The subsidiaries’ legal advisors assess the chances of an unfavorable outcome in this case as possible.

Until the third quarter of 2006, the subsidiaries TdB and Primesys received tax assessments totaling the historical amount of R$513, in connection with the nonpayment of mandatory contributions that had been deposited in court. The probability of loss has been assessed as possible, in the opinion of their legal advisors.

h) Other tax contingencies

The subsidiary Embratel was assessed in May 2004 by the Federal Revenue Agency for the nonpayment of the CIDE on remittances sent abroad in the amount of R$2,951. In September 2006, the subsidiary was assessed for the not withholding Income Tax on remittances sent abroad in the amount of R$27,011. This subsidiary’s Management and its legal counsel understand that the chances of loss are possible in these cases.

EMBRATEL PARTICIPAÇÕES S.A.

   NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

At September 30 and June 30, 2006, the Company had recorded a provision in the amount of R$7,796, mainly related to the dispute involving the subsidiary VSA to assure the non-incidence of CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, the subsidiaries VSA and VSP filed judicial actions claiming the statement that the additional FGTS payments established by Complementary Law No. 110/2001 were not due. Based on the assessment of the Management and the legal advisors of these subsidiaries, the chances of loss in these cases are probable, in the total amount of R$1,663 on September 30, 2006 and June 30, 2006.

At September 30, 2006, the subsidiary TdB has tax contingencies referred to IRRF, CPMF, II and IPI, in the total amount of R$6,890, of which R$2,406 was classified as probable loss and R$4,484 was classified as possible loss, in the opinion of the subsidiary’s Management and its legal counsel.

21.3. Civil contingencies

	Consolidated

	Probable		Possible

	September 30,	June 30,	September 30,	June 30,
Claims	2006	2006	2006	2006

Disputes with local operators (a)	3,196	3,107	-	-
Anatel and public institutions (b)	38,664	41,068	151,627	145,003
Disputes with third parties (c)	118,245	123,835	124,292	113,313

Total	160,105	168,010	275,919	258,316

a) Disputes with local operators

The subsidiary Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$3,196 at September 30, 2006 (R$3,107 at June 30, 2006).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

b) Anatel and public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding referring to the period during which the carriers implemented the change in the dialing codes. The subsidiary Embratel filed a lawsuit contesting the fine charged and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the appellate court level, the subsidiary Embratel prevailed, and appeals filed by Anatel, which have no suspension effect, are still pending judgment.

Based on the same facts, the subsidiary Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, the subsidiary Embratel is the defendant in suits filed by third parties claiming payments at historical amounts of R$2,709 at September 30, 2006 and June 30, 2006, which are pending judgment. In another suit, the State of Rio de Janeiro has filed a tax execution action in the amount of R$8,500.

Considering an unfavorable outcome in a suit filed by a third party, the subsidiary Embratel has recorded a provision in the amount of R$20 at September 30, 2006.

The subsidiary Embratel’s Management and its legal counsel assess the chances of loss as possible in the proceedings filed by Anatel and third parties. In relation to the tax execution action filed by the State of Rio de Janeiro, Embratel and its legal counsel assess the chances of loss as probable. The restated amount totals R$11,048 at September 30 and June 30, 2006.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

b.2) Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, as defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several PADOs against the subsidiaries Embratel, VSA, VSP and TdB.

The Company has been making efforts and carrying on arguments successfully to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a significant reduction in the fine initially applied or to the filing of the PADO without the application of any penalty.

However, according to the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADOs of subsidiaries Embratel, VSA and VSP were assessed as probable, totaling R$27,596 at September 30, 2006 (R$30,020 at June 30, 2006).

The chances of loss on other PADOs filed due to noncompliance with Embratel´s quality targets were assessed as possible, in the historical amount of R$88,320 at September 30, 2006 (R$81,696 at June 30, 2006).

With respect to the subsidiary Embratel’s fines amounting to R$10,598 at September 30 and June 30, 2006, the chances of loss were assessed as possible.

PADOs were also filed against TdB due to the supposed noncompliance with quality targets, on which fines will be not imposed, since it refers to the first breach by the Company of a certain target.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

Due to other infringements of the regulatory legislation, not related to quality, which have been heard by the regulatory agency, other PADOs were filed against subsidiaries Embratel, VSA, VSP, TdB and PMS, which have been assessed by Management and its legal advisors as possible losses. The amounts of the sanctions that may be imposed have not yet been measured.

b.3) Portable Vesper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries VSP and VSA began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed an Ancillary Action, which was afterwards converted into an Ordinary Action, claiming immediate suspension of the sale of the product by subsidiary VSA, as well as the payment of damages for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a party, and declaring the State Justice as competent to decide on the claim. The Management of the subsidiary VSA and its legal advisors have assessed the chances of loss as possible. The value involved in the event of an unfavorable outcome has not yet been measured.

c) Disputes with third parties

The subsidiary Embratel was notified of the arbitration award by the International Chamber of Commerce (ICC), Paris, where the subsidiary Embratel and another company disputed credits and rights resulting from contractual breaches. Considering that the arbitration award considered as valid part of the allegations of the other Company, which would result in the payment of damages, the Company reached an agreement with the other company for the case to be dismissed.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

The subsidiary VSP was notified of the arbitration award by the International Chamber of Commerce (ICC), Paris, where the subsidiary VSP and another company disputed credits and rights resulting from contractual breaches. Considering that the arbitration award considered as valid part of the allegations of the other Company, which would result in the payment of damages, the Company reached an agreement with the other company for dismissal of the case (provision of R$4,101 at June 30, 2006).

The subsidiaries VSP and VSA recorded a provision for judicial disputes with third parties in the total amount of R$6,666 at September 30, 2006 (R$7,951 at June 30, 2006). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. The suits whose losses are classified as possible, amount to R$6,471 at September 30, 2006 (R$7,267 at June 30, 2006).

The subsidiary TdB has proven credits before the 2nd In-Court Reorganization and Bankruptcy Court (2ª Vara de Falências e Recuperações Judiciais) of the judicial district of São Paulo, State of São Paulo, in the amount of R$421 at September 30, 2006 (R$608 at June 30, 2006), assessed as probable loss by the subsidiary’s Management and its legal advisors.

The subsidiary Embratel filed lawsuits, claiming the annulment of charges by third parties and considers that the chances of loss in the total amount of R$32,151 at September 30, 2006 (R$36,058 at June 30, 2006) are probable.

With respect to the unconstitutionality of the legal provisions that introduced procedures that encumber installation and transmission of telecommunications equipment of the subsidiary TdB, several lawsuits were filed against the requirement of payment and imposition of sanctions until further decision. The subsidiary’s management and its legal advisors understand that the chances of loss are probable, in the amount of R$11,260 at September 30, 2006 (R$10,667 at June 30, 2006).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(In thousands of reais, except when mentioned otherwise)

The subsidiary CT Torres (subsidiary spun off and its parts incorporated by VSA and VSP, as described in Note 4) is the plaintiff in two Writs of Mandamus, entered on June 29, 2001, against the Municipality of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the City, due to different interpretations of the municipal legislation regarding the granting of Construction and Operation Permits specifically for both locations. In the opinion of the management of the subsidiary CT Torres and its legal counsel, the chances of loss in these cases are probable in the total amount of R$375 at September 30, 2006 and June 30, 2006.

The subsidiary CT Torres is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor’s Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of these public civil actions is to adjust the situation related to the telephone towers installed in the capitals of these states, due to different interpretations of the legislation applied by Municipalities for the analysis and approval of the process to obtain Construction and Operation permits. In the opinion of the Management of the subsidiary CT Torres and its legal counsel the chances of loss in these cases are possible.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, the subsidiary Embratel recorded a provision for legal disputes with customers and other legal suits, in which losses are assessed as probable, amounting to R$41,212 at September 30, 2006 (R$38,183 at June 30, 2006). The suits in which losses are assessed as possible amount to R$82,802 at September 30, 2006 (R$73,499 at June 30, 2006).

The subsidiary Embratel and other operators are co-defendants in several suits seeking damages for alleged pain and suffering and/or property losses arising out of collection procedures for services rendered by the subsidiary Embratel.

In a Public Civil Action, in which the plaintiff is the Federal Public Prosecutor’s Office, the subsidiary Embratel’s Management and its legal advisors assessed the chances of loss as probable, amounting to R$6,860 at September 30, 2006 (R$6,853 at June 30, 2006).

In the other condemnatory suits of several natures and considering the advanced stage of such suits, as well as agreements made and arguments presented by its legal counsel, the subsidiary Embratel believes that the chances of loss in some of the suits are probable, with an updated amount of R$19,300 at September 30, 2006 (R$19,039 at June 30, 2006). The chances of loss in other suits are assessed as possible, amounting to R$30,574 at September 30, 2006 (R$28,102 at June 30, 2006), of which R$11,048 at September 30 and June 30, 2006 is deposited in court.

The subsidiaries Embratel, VSA and VSP and other operators are defendants in several class action suits filed by the Federal and or State Public Prosecutor’s Offices and Associations involving issues related to the payment of damages for pain and suffering and property losses allegedly caused to consumers. The Management of the subsidiary and its legal advisors believe that the chances of loss are probable or possible in these cases; however the amounts of any damages awarded are not yet measurable, and therefore, no relevant provisions have been recorded.

22. Actuarial Liabilities - TELOS

The subsidiaries Embratel and Star One sponsor the post-retirement benefit plans offered to their employees, as follows: (a) Variable Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retirees who have been enrolled in the Defined Benefit plan (Embratel). Actuarial studies of the benefits are prepared at the end of each year in compliance with CVM Resolution No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for current and future payments. The referred plans are the only post-retirement benefits of the Company.

The sponsor’s contribution rate referring to the old plan (defined benefit plan) for the years 2006 and 2005 is 17.82% of the salary of the participants enrolled in this plan (6 participants at September 30, 2006 and at June 30, 2006). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

Statement of changes in actuarial liabilities:

Consolidated

Actuarial liabilities at June 30, 2006	444,581
Charges and interest on actuarial liabilities	(3,420)
Actuarial adjustment – CVM Resolution No. 371	8,328
Payments made in the period (defined contribution plan)	(11,001)

Actuarial liabilities at September 30, 2006	438,488

Current	32,345

Noncurrent	406,143

23. Shareholders' Equity

a) Capital stock

At September 30 and June 30, 2006, the authorized capital is 1 trillion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the third and second quarters of 2006 amounts to R$5,074,941, comprising 988,758,654 thousand shares, without par value, distributed as follows (in thousand share lots): 512,480,332 common shares and 476,278,322 preferred shares. The book value of outstanding shares at September 30, 2006 (987,809,454 thousand shares) and June 30, 2006 (987,738,087 thousand shares) are R$7.39 and R$7.72, respectively, per thousand share lot, expressed in reais.

b) Treasury shares

At September 30, 2006, the Company held 949,200 thousand treasury preferred shares (1,020,567 thousand preferred shares at June 30, 2006), and 93,834 thousand-share lots were disposed of in 2006. The balance of treasury shares at September 30, 2006 is R$10,731 (R$11,538 at June 30, 2006).

The market value of the preferred thousand-share lot at the close of the third quarter of 2006, expressed in reais, was R$6.89 (R$6.66 at June 30, 2006).

c) Dividends

According to the Company by-laws, dividends must be at least 25% of the net income determined according to Corporate Law.

Preferred shares do not have voting rights, except under limited circumstances, and are assured of the higher of (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than those paid on each common share, and priority in relation to common shares in the event of liquidation of the Company.

d) Stock option plan

The stock option plan was approved at the Shareholders’ General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan, within its sphere of authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period) within 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Option Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable, and may be exercised within the original granting terms by each beneficiary.

Number of purchase options of preferred shares (thousand share lot)

Unexercised options at December 31, 2005	3,170,159

Options cancelled in the nine-month period of 2006	(437,858)
Options exercised in 2006	(93,834)

2,638,467

Weighted average exercise price of the purchase options at
September 30, 2006 (per thousand of shares, expressed in
reais)	6.67

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the period, its net income (loss) for the period ended September 30, 2006 would have been decreased by R$758 (R$2,058 at September 30, 2005), totaling a loss of R$65,447 (profit of R$189,235 at September 30, 2005).

e) Reconciliation of net income of the Company with that of the consolidated financial statements

The difference between the net income of the Company and consolidated refers to donations recorded in the shareholders’ equity of the subsidiaries, in the amount of R$174 at September 30, 2005.

24. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most significant balances and values are shown below.

	Consolidated

	September 30,	June 30,
	2006	2006

Assets
Current assets
Accounts receivable (telephone traffic)
Techtel	6	6
Claro Group	53,249	57,471
NET	5,388	5,449

Accounts receivable (call center)
Claro Group	6,763	5,462

Foreign administrators (telephone traffic)
Telmex – Mexico	1,678	4,182
Telmex – Chile	1,484	1,184
Telmex – Argentina	3,300	3,191
Telmex – USA	5,893	3,420

Prepaid expense (optical fiber lease)
NET	17,343	14,740

	Company		Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006

Liabilities
Current liabilities
Accounts payable (telephone traffic)
Techtel	-	-	22	22
Claro Group	-	-	145,559	161,926
NET	-	-	8,227	2,135

Foreign administrators (telephone traffic)
Telmex – Mexico	-	-	1,380	5,296
Telmex – Chile	-	-	759	609
Telmex – USA	-	-	754	1,709
Telmex – Argentina	-	-	1,380	1,445

Related parties
Embratel – loan (1)	155,619	150,335	-	-

Loans and financing – Banco Inbursa (2)	-	-	54,356	54,108

	Company		Consolidated

	September 30,		September 30,

	2006	2005	2006	2005

Statements of income
Operating revenue
Domestic traffic
TdB	-	-	-	38,013
Claro Group	-	-	113,766	287,681
NET	-	-	31,404	-
International traffic
Telmex – Mexico	-	-	2,118	2,254
Telmex – Argentina	-	-	619	1,020
Telmex – Chile	-	-	617	870
Telmex – USA	-	-	11,515	-
Techtel	-	-	-	23
Call Center				-
Claro Group	-	-	29,948	32,708
NET	-	-	4,736	-

Cost of services provided
Domestic traffic
TdB	-	-	-	(11,438)
Claro Group	-	-	(612,477)	(298,113)
NET			(10,451)	-
International traffic
Techtel	-	-	-	(75)
Telmex – Mexico	-	-	(453)	(2,393)
Telmex – Argentina	-	-	(348)	(1,067)
Telmex – USA	-	-	(633)	-
Telmex – Chile	-	-	(554)	(588)

General and administrative
Claro Group	-	-	-	(123)

Other operating income
Telmex – Brazil	-	-	-	3,145

Financial
Interest on loans – Banco Inbursa (2)	-	-	(7,123)	(17,855)
Interest on loan – Embratel (1)	(6,857)	-	-	-
Interest on loan – TdB (3)	(690)	-	-	25

(1)	Interest rate: CDI. Maturity of principal: November 5, 2006.

(2)	Interest rate: Three-month Libor + spread of 0.9%. Maturity of principal: November 30, 2006. Guarantee: Promissory Note.

(3)	Interest rate: CDI. Maturity of principal: November 20, 2006.

On November 22, 2005, the subsidiary Embratel announced through a notice of a material fact informing of its association with NET to offer telephone services to NET subscribers. On February 8, 2006 the parties signed a memorandum of understanding establishing the new business model which aim at sharing results, to provide subscribers with integrated video, broadband and voice (triple-play) services through NET’s bidirectional network. The sale of this new product (Net Fone) was initiated at the end of March, 2006.

The subsidiary Embratel not only benefits from NET’s network, but also accesses its subscribers’ base and distribution channels.

Additionally, the parties signed the “Contrato de Locação de Fibra Ótica” (Optical Fiber Lease Contract) that permits the subsidiary Embratel to lease NET’s surplus optical fiber. This agreement allows the subsidiary Embratel to increase its market access network as a whole and represents an important step for the subsidiary Embratel to fast expand its offer of integrated telecommunications services (local and long distance voice, data, broadband, Internet, image and network management services) to several industries.

The main transactions carried out by the Company involving NET are recorded based on prices and conditions defined as follows:

• Special projects — Are paid based on the percentage of costs incurred for each project.
• Network access expense — Are paid in accordance with the increase in Net Fone subscribers’ base.
• Optical fiber lease expense — Are paid in accordance with a specific agreement under usual market conditions.

The subsidiary Embratel has also entered into an agreement with the Claro Group for 360 days, renewable for up to 20 years subject to approval by the Shareholders’ General Meeting, having as object the acquisition by Claro of the Backbone Capacity for its use, made up of the own capacity of the subsidiary Embratel necessary for the interconnection of Claro Backbone stations and other stations that come be added to the topology of this Backbone. The capacity designed for connection of Claro’s radio-base stations with the other network elements or satellite capacities is not included in the agreement, and will only be made available through specific agreement.

On October 5, 2006, the subsidiary Embratel announced a business agreement with the Claro Group for a joint offer of special fixed and mobile telephone services. The agreement provides for a synergy between the sales forces of both companies to attract corporate customers, by offering an economic solution and integrated services. Services started to be provided in August, with a pilot project in the State of São Paulo; afterwards, they will be expanded to other Brazilian regions.

25. Insurance (not reviewed by independent auditors)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

26. Subsequent Event (not reviewed by the independent auditors)

a) Request for registration of tender offer

On November 7, 2006 the term expired for the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares of the Company, launched concurrently in Brazil and the United States on October 3, 2006 (“Voluntary Tender Offer”), and an auction was held, whereby Telmex Solutions Telecomunicações Ltda. (“Offeror”) acquired 3,626,089,453 common shares and 234,765,943,746 preferred shares of the Company (including preferred shares represented by ADSs). As a result, Telmex now holds, through its subsidiaries, 98.0% of all common shares and 94.7% of all preferred shares of the Company, representing approximately 96.4% of the Company’s total capital.

Considering that the number of shares acquired by the Offeror in the auction represented more than 2/3 of the publicly held shares of the Company prior to the auction, Telmex and the Offeror announced additionally that:

(i) the first condition for the cancellation of the registration of the Company as a public company set forth in item 3.1 of the Notice of Voluntary Tender Offer has been satisfied;

(ii) for the next three months through February 7, 2007, the holders of the remaining publicly held common and preferred shares of the Company may sell their shares to the Offeror, at the Voluntary Tender Offer price, adjusted by the Brazilian monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006, the date the tender offer was announced, up to the date of settlement of such sale, pursuant to item 7.2 of the Notice of Voluntary Tender Offer;

(iii) the statement by the Brazilian Federal Telecommunications Agency –ANATEL with respect to the cancellation of the registration of the Company as a publicly held company in Brazil, as well as the other conditions set forth in item 3.1 of the Notice of Voluntary Tender Offer, are still pending.

b) Agreement ICMS No. 72/06

Company’s management has been holding discussions with the States that by September 30, 2006 had not yet adhered to the benefit and/or implemented it in their respective state legislations. During subsequent months, some other States adhered to the Agreement, and some inclusions have taken place in their respective state legislations. As a result, additional payments have been made in the approximate amount of R$119,000, substantially by subsidiary Embratel, which are included in the provision recorded in the consolidated financial statements at September 30, 2006.

c) Net capital increase

To acquire Vivax, as announced through a notice of a material fact of October 12, 2006 by Net, its capital will have to be increased for the issue of preferred shares to be distributed to Vivax’s shareholders. Considering that Net’s present capital structure does not allow increase of its capital exclusively with preferred shares, it was agreed that net’s capital increase shall also include the issue of common shares. In the event such capital increase takes place, the Company and its subsidiary Embratel, as Net’s shareholders, shall contribute to the capital increase, by means of the subscription of all common shares to be issued by Net in connection with said increase.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

Net Revenue

R$ million	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ

Net Revenue from Services	1,872.8	2,038.4	2,063.1	10.2%	1.2%

Voice	1,189.5	1,166.3	1,170.8	-1.6%	0.4%
Data	446.4	570.3	570.9	27.9%	0.1%
Local services	165.1	224.9	242.7	47.0%	7.9%
Other services	71.9	77.0	78.6	9.3%	2.1%

In the third quarter of 2006, total net revenues were R$2,063 million, an increase of 10.2 percent (R$190 million) compared with the third quarter of 2005. Higher revenues resulted from a 27.9 percent (R$125 million) increase in data communications revenues, a 47 percent (R$78 million) increase in local revenues and a 9.4 percent (R$7 million) increase in other services revenues which offset a 1.6 percent decline in long distance voice revenues (R$19million). Long distance voice revenues currently represent 56.8 percent of total revenues compared with 63.5 percent a year ago.

Compared with the second quarter of 2006, total net revenues increased 1.2 percent (R$25 million). An 8.0 percent (R$18 million) growth in local revenues combined with a 7.5 percent (R$9 million) increase in international long distance revenues and 2.1 percent (R$ 2 million) growth in other revenues offset a decline in domestic long distance revenues.

Year-to-date, total net revenues were R$6,138 million, an increase of 9.1 percent (R$510 million) compared with the same period of 2005, due to a 27.2 percent (R$363 million) increase in data communications revenues, a 39.8 percent (R$192 million) increase in local revenues and 9 percent (R$19 million) increase in other services revenues which offset a 1.8 percent (R$64 million) decline in long distance voice revenues.

Domestic Long Distance

Millions	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Domestic long distance revenue (R$ million)	1,044.9	1,049.5	1,045.3	0.0%	-0.4%	3,097.7	3,150.7	1.7%
Domestic long distance traffic (million minutes)	3,142.3	3,541.6	3,606.8	14.8%	1.8%	9,224.5	10,590.8	14.8%

In the third quarter of 2006, domestic long distance traffic totaled 3,607 million minutes, a gain of 14.8 percent compared with the same period of last year. Compared with the second quarter of 2006, domestic long distance traffic increased 1.8 percent.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

Domestic long distance revenues were R$1,045 million in the third quarter of 2006, flat compared with the third quarter of 2005. Compared with the second quarter of 2006, domestic long distance revenues declined 0.4 percent (R$4 million). The growth in basic and in corporate advanced voice services were not enough to offset the reduction in mobile originated calls.

Year-to-date, domestic long distance revenues were R$3,151 million, increasing 1.7 percent (R$53 million) compared with the prior-year period due to growth in mobile originated calls and in corporate advanced voice services.

International Long Distance

Millions	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

International long distance revenue (R$ million)	144.6	116.7	125.5	-13.2%	7.5%	504.9	388.3	-23.1%
International long distance traffic (million minutes)	492.0	507.3	513.4	4.4%	1.2%	1,686.8	1,529.2	-9.3%

International long distance traffic totaled 513 million minutes, a gain of 4.4 percent compared with the third quarter of 2005 mainly due to inbound traffic. Compared with the second quarter of 2006, international long distance traffic increased 1.2 percent.

Compared with the second quarter of 2006, international long distance revenues increased 7.5 percent (R$9 million) to R$126 million largely due to increases in inbound rates. Year-over-year, third quarter international long distance revenues fell 13.2 percent (R$ 19 million).

In the nine months of 2006, international long distance revenues declined 23.1 percent (R$116 million) to R$388 million.

Data Communications

Thousands	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ

64 Kbps line equivalents (*)	1,316.4	1,968.9	2,112.1	60.4%	7.3%

(*) Include internet ports and data circuits

In the third quarter of 2006, 143 thousand 64kbps line equivalents were added. At the end of September 2006, Embratel had 2,112 thousand 64kbps line equivalents providing data services to business customers. Year-over-year, 64kbps line equivalents in service increased 60.4 percent.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

R$ million	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Net data communications	446.4	570.3	570.9	27.9%	0.1%	1,332.0	1,694.8	27.2%

Embratel's third quarter data communications revenues were R$571 million, a year-over-year increase of 27.9 percent (R$125 million) due to Primesys consolidation, internet services and access to mobile providers. Compared with the second quarter of 2006, data revenues were flat.

In the nine months of 2006, data revenues were up 27.2 percent (R$363 million) to R$1,695 million.

Local Services

R$ million	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Local services	165.1	224.9	242.7	47.0%	8.0%	482.0	673.9	39.8%

Revenues from local services rose 47 percent to R$243 million compared with the third quarter of 2005 due to increases in both corporate and residential local service customers and their usage. Compared with the second quarter of 2006, local revenues rose 8 percent (R$18 million) mainly due to the growth of residential customers and usage.

In nine months of 2006, local revenues rose 39.8 percent (R$192 million) to R$674 million as a result of growing corporate and residential customers and their usage. Handset sales also contributed to the growth.

Net Fone via Embratel connected subscriber base ended the third quarter with 115 thousand subscribers, an increase of 135 percent when compared with the second quarter of 2006.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

Costs and Expenses

R$ million	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Net revenues	1,872.8	2,038.4	2,063.1	10.2%	1.2%	5,628.3	6,138.4	9.1%

Costs and expenses
Costs of services (With interconnection & facilities)	(1,000.2)	(1,097.1)	(1,115.8)	11.6%	1.7%	(3,031.4)	(3,296.7)	8.8%
Selling expenses	(245.0)	(265.7)	(269.0)	9.8%	1.3%	(772.7)	(811.4)	5.0%
G&A expenses	(163.3)	(157.0)	(403.6)	147.1%	157.1%	(459.3)	(722.3)	57.3%
Other operating income/(expense)	6.5	(5.7)	(314.2)	na	5399.0%	(25.0)	(307.0)	1126.3%

EBITDA	470.8	512.9	(39.6)	na	na	1,339.9	1,001.0	-25.3%
EBITDA margin	25.1%	25.2%	-1.9%	-27.1 pp	-27.1 pp	23.8%	16.3%	-7.5 pp
Equity Income/Loss	-	(4.8)	(26.5)	-	456.1%	-	(48.3)	-
Depreciation and amortization	(266.5)	(282.3)	(282.0)	5.8%	-0.1%	(804.5)	(834.1)	3.7%
Operating income (EBIT)	204.3	225.8	(348.0)	na	na	535.4	118.6	-77.8%

Financial income, monetary and exchange variation	51.3	49.6	34.2	-33.4%	-31.1%	134.7	116.6	-13.4%
Financial expense, monetary and exchange variation	(139.7)	(89.8)	(103.2)	-26.1%	15.0%	(272.4)	(243.0)	-10.8%
Other non-operating income/(expense)	0.4	18.4	1.6	280.0%	-91.1%	11.8	13.4	13.1%
Net income/(loss) before tax and minority interest	116.3	204.1	(415.5)	na	na	409.5	5.7	-98.6%
Income tax and social contribution	(51.8)	(59.8)	98.9	na	na	(186.3)	(36.1)	-80.6%
Minority interest	(10.3)	(12.7)	(7.6)	-26.2%	-40.6%	(32.1)	(34.3)	6.7%
Net income/(loss)	54.3	131.5	(324.2)	na	na	191.1	(64.7)	na

pp - percentage point; na - not applicable

Interconnection Costs

In the third quarter of 2006, interconnection costs were R$844 million. Year-to-date, interconnection costs were R$2,499 million, slightly lower compared with the same period of 2005.

The telco ratio dropped to 40.9 percent in the third quarter of 2006 and to 40.7 percent in the nine months of 2006 from, respectively, 43.4 percent and 44.5 percent of net revenues a year ago mainly due to the reduction in local interconnection costs (TU-RL).

Costs of Services and Goods Sold (excluding interconnection)

Costs of services and goods sold (excluding interconnection) were R$ 272 million in the third quarter of 2006, a decrease of 4.4 percent (R$13 million) when compared with the second quarter of 2006 mainly due to reductions in third part services (R$7 million) and personel expenses (R$4 million). In the third quarter of 2005, cost of services and goods sold (excluding interconnection) were R$187 million.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

Year-to-date, costs of services and goods sold (excluding interconnection) were R$ 798 million.

Selling Expenses

In the third quarter of 2006, selling expenses increased 1.3 percent (R$3 million) to R$269 million remaining stable as a percentage of net revenues since the decline in allowance for doubtful accounts offset increases in personnel and third party services. Selling expenses in the third quarter of 2005 were R$245 million.

Year-to-date, selling expenses were R$811 million. As a percentage of net revenues, selling expenses declined to 13.2 percent of net revenues in the nine months of 2006 compared with 13.7 a year ago largely due to the reduction with allowance for doubtful accounts.

General and Administrative Expenses

During the third quarter of 2006 the ICMS Agreement nº72/06 was implemented in some States. As a consequence, Embrapar, through its subsidiaries Embratel and TdB, made some payments to these States, putting an end to the relevant discussion, including all ongoing administrative and judicial proceedings.

General and administrative expenses in the third quarter of 2006 were R$404 million. In the third quarter of 2005 general and administrative expenses were R$163 million. Year-to-date, general and administrative expenses were R$722 million.

Other Operating Expenses Income and Expense

Other operating expenses were also affected by ICMS Agreement nº72/06. In relation to the States where there has not been the legal implementation of the agreement or the adhesion to such tax benefit until September 30, 2006, the controlled companies Embratel and TdB created an additional provision in order to comply with the future payments necessary for the use of the tax benefit granted, because they considered likely that, in light of Resolution CVM No. 489, of October. 03, 2005, the communication debts comprised by Agreement 72/06 will be paid.

Embrapar recorded other operating expenses of R$314 million in the third quarter of 2006. In the third quarter of 2005 the Company registered other operating income of R$7 million. Year-to-date, other operating expenses were R$307 million.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

EBITDA, EBIT and Net Income

In the nine months of 2006 EBITDA was R$1,001 million. EBITDA decreased 25.3 percent compared with the same period of 2005 due to ICMS Agreement impacts in general and administrative expenses and in other operating results.

Excluding ICMS impact of R$515 million, EBITDA would have been R$475 million in the third quarter and R$1,516 million in the nine months of 2006, an increase of 13.1 percent when compared with the year-ago period. EBITDA margin would have been 23.0 percent in the third quarter and 24.7 percent in the nine months of 2006.

Equity investment was negative because the positive equity income from Net was not enough to offset higher goodwill amortization derived from our Net economic interest.

Net loss was R$324 million in the third quarter of 2006. Year-to-date, net loss was R$65 million.

Financial Position

	Jun 30, 2006				Sep 30, 2006

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	250.4	42.9%	84.83% CDI	up to 1.0 year	565.5	78.3%	75.38% CDI	up to 1.0 year
Unhedged short term debt	333.3	57.1%	US$ + 5.86%	up to 1.0 year	157.1	21.7%	US$ + 6.25%	up to 1.0 year
Total short term debt	583.7	29.8%			722.7	31.6%

Hedged and reais long term debt	309.3	22.5%	80.15% CDI	up to 4.7 years	282.0	18.0%	70.62% CDI	up to 7.3 years
Unhedged long term debt	1,063.8	77.5%	US$ + 8.58%	up to 7.5 years	1,282.6	82.0%	US$ + 7.50%	up to 6.7 years
Total long term debt	1,373.1	70.2%			1,564.6	68.4%

Hedged and reais total debt	559.7	28.6%	82.24% CDI	up to 4.7 years	847.6	37.1%	73.80% CDI	up to 7.3 years
Unhedged total debt	1,397.1	71.4%	US$ + 7.93%	up to 7.5 years	1,439.7	62.9%	US$ + 7.36%	up to 6.7 years
Total debt	1,956.8	100.0%	US$ + 5.80%	up to 7.5 years	2,287.3	100.0%	US$ + 4.66%	up to 7.3 years

At September 30, the cash position was R$686 million. Embratel ended the quarter with a total outstanding debt of R$2,287 million and net debt of R$1,601 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$723 million.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

Capex

R$ million	1Q06%		2Q06%		3Q06%		9M06%

Access, Infrastructure and Local Services	137.0	42.4%	112.1	39.1%	137.6	30.8%	386.7	36.6%
Network Infrastructure	51.4	15.9%	29.3	10.2%	43.9	9.8%	124.6	11.8%
Data and Internet Service	75.9	23.5%	93.7	32.7%	107.3	24.0%	276.8	26.2%
Star One	14.1	4.4%	19.2	6.7%	134.4	30.0%	167.7	15.9%
Other investments	44.8	13.9%	32.3	11.3%	24.0	5.4%	101.2	9.6%

Total Capex	323.2	100.0%	286.6	100.0%	447.2	100.0%	1,057.0	100.0%

Total capital expenditures in the third quarter of 2006 were R$447.2 million.

Recent Events

ICMS Agreement

Embrapar, during the third quarter of 2006, as a result of the acknowledgement of expenses related to tax contingencies by its controlled companies Embratel and TdB, under ICMS Agreement nº 72/06: (i) made payments of R$192 million to the States where such tax benefit has already been instituted and where the adhesions were decided, putting an end to the relevant discussion, including all ongoing administrative and judicial proceedings in the States, and (ii) created provisions of R$323 million in relation to the States where there has not been the legal implementation of the agreement or the adhesion to such tax benefit until September 30, 2006, in order to comply with the future payments necessary for the use of the tax benefit granted, because it considered likely that, in light of Resolution CVM No. 489, of October. 03, 2005, the communication debts comprised by ICMS Agreement 72/06 will be paid. As a consequence, the consolidated result in the quarter ended as of September 30, 2006 was affected in the total amount of approximately R$515 million.

Embrapar’s decision of taking advantage of the tax benefits which are the subject matter of the Agreement 72/06 results from a firm decision of its management to reduce the amount of contingencies resulting from its activities, aiming at having a more favorable environment for the growth of its business and the improvement of the operation in the following years.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

TELMEX Tender Offer

On September 28, 2006, Teléfonos de México, S.A. de C.V. (“Telmex”), announced, through a material fact, that on September 27, 2006, CVM granted the registration of the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares of EMBRAPAR (“Voluntary Tender Offer”), described in the Material Fact dated July 28, 2006. TELMEX published the Notice of Tender Offer, launching the Voluntary Tender Offer, on October 3, 2006 and it will hold an auction on the São Paulo Stock Exchange – BOVESPA on November 7, 2006, at 13:00 (local time).

TELMEX also announced that the purchase price for the common shares and the preferred shares in the Voluntary Tender Offer will be R$ 6.95 per lot of 1,000 common or preferred shares, adjusted by the monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006 through the date of the settlement of the Voluntary Tender Offer.

Brazilian shareholders may obtain additional information regarding the Voluntary Tender Offer in the Notice of Tender Offer or through the website www.telmex.com/opa-embratel. The Brazilian information agent for the tender offer is MZ CONSULT SERVIÇOS E NEGÓCIOS LTDA. (55 21 4004-5021).

The Voluntary Tender Offer is extended to holders of the preferred shares underlying American Depositary Shares (“ADSs”). When the Voluntary Tender Offer was launched, EMBRAPAR filed a statement regarding the Voluntary Tender Offer with the Securities and Exchange Commission (“SEC”) in the United States. US holders of EMBRAPAR shares and holders of EMBRAPAR ADSs should read the statement, because it contains important information. A Portuguese translation of this document was filed with CVM. This material is also available free of charge on the SEC’s website at www.sec.gov. The U.S. information agent for the tender offer is MACKENZIE PARTNERS, INC. ((212) 929-5500 – Call Collect or (800) 322-2885 – Toll Free).

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

Embratel Participações SA	Quarter ending		Nine months ending

Consolidated Statement of Cash Flow - Corporate Law	2Q06	3Q06	9M05	9M06
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	131.5	(324.2)	191.1	(64.7)
Depreciation/amortization	282.3	282.0	804.5	834.1
Exchange and monetary (gains)/losses	(3.6)	(0.2)	(292.7)	(99.3)
Swap hedge effects	2.1	26.1	124.9	96.5
Minority Interest - cash flow	12.7	7.6	32.1	34.3
Loss/(gain) on permanent asset disposal	0.2	2.8	7.4	14.4
Equity Income/loss	4.8	26.5	-	48.3
Other operating activities	-	-	(19.0)	-
Changes in current and noncurrent assets and liabilities	60.1	212.8	(69.2)	72.5
Net cash provided by operating activities	490.0	233.4	779.1	936.0

Cash flow from investing activities
Additions to investments/goodwill	(335.8)	-	-	(335.8)
Additions to property, plant and equipment	(286.6)	(447.2)	(929.4)	(1,057.0)
Net cash used in investing activities	(622.4)	(447.2)	(929.4)	(1,392.8)

Cash flow from financing activities
Loans obtained and repaid	336.7	311.9	(1,756.1)	729.5
Swap hedge settlement	(7.1)	(8.3)	(119.9)	(25.0)
Dividends and interest on capital paid	(171.8)	(0.0)	(23.3)	(171.9)
Advances for future capital increase	-	-	1,822.8	-
Other financing activities	0.0	0.3	0.5	0.3
Net cash used in financing activities	157.8	303.7	(76.0)	532.9

Increase in cash and cash equivalents	25.5	89.9	(226.3)	76.2
Cash and cash equivalents at beginning of period	570.7	596.2	832.0	609.9

Cash and cash equivalents at end of period	596.2	686.1	605.7	686.1

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

     CONSOLIDATED STATEMENTS OF OPERATIONS
Nine-month period ended September 30, 2006 and 2005
(In thousands of reais, except net income per thousand shares)

	Unaudited

	September 30

	2006	2005

Gross operating revenue
Telecommunications services and equipment sales	8,227,722	7,366,117
Gross revenue deductions	(2,144,473)	(1,820,728)

Net operating revenue	6,083,249	5,545,389
Cost of services and goods sold	(3,957,899)	(3,620,659)

Gross profit	2,125,350	1,924,730

Operating income (expenses)	(1,984,279)	(1,308,503)

Selling expenses	(809,498)	(753,378)
General and administrative expenses	(857,781)	(542,080)
Other operating income (expense), net	(298,154)	(13,045)
Equity pickup, provision for losses on subsidiaries’ investments and goodwill amortization	(18,846)	-

Operating income before financial expense	141,071	616,227
Financial expense	(138,735)	(146,341)

Operating income	2,336	469,886
Other non-operating income, net	50	10,101

Income before taxes and minority interests	2,386	479,987
Income tax and social contribution	(33,914)	(184,356)
Minority interests	(34,956)	(29,282)

Net income (loss) for the period	(66,484)	266,349

Number of outstanding shares (in thousands)	5,737,806	5,737,806

Net income (loss) per thousand outstanding shares - in reais	(11.59)	46.42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.